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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)

Gilat Satellite Networks Ltd.

(Name of Issuer)

Ordinary Shares, NIS 0.20 par value per share	M51474-10-0

(Title of Class of Securities)	(CUSIP Number)

Eyal Issaharov
Bank Hapoalim, 63 Yehuda Halevi St., Tel-Aviv, Israel
Tel: 972-3-5676532

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 29,2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M51474-10-0	13D

1	NAMES OF REPORTING PERSONS: Bank Hapoalim B.M. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 12,822,428
	8	SHARED VOTING POWER:
	9	SOLE DISPOSITIVE POWER: 12,979,712
	10	SHARED DISPOSITIVE POWER:
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 12,979,712
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 40.9%*
14	TYPE OF REPORTING PERSON: BK
*The current holding percentage of the Bank is 14.86%, while an additional 0.71% is held by mutual funds of the Bank (based on 22,225,146 ordinary shares outstanding). . Assuming the exercise of the Bank’s warrant, described herein, at an assumed exercise price of $7.50 per share, the holding percentage of the Bank will be approximately 40.9%.

Item 1.     Security And Issuer.

Security

This Amendment No. 2 is being filed by the undersigned in connection with an amendment dated April 1, 2004, which became effective on April 29, 2004, to the loan agreement signed between Gilat Satellite Networks Ltd. (the “Company”) and Bank Hapoalim B.M. (the “Bank”) on March 6, 2003 (the “Loan Agreement”).

The security to which this statement relates is the right granted by the Company to the Bank to receive warrants to purchase ordinary shares of the Company, par value NIS 0.20 per share, up to the outstanding balance of the loan, which as of March 15, 2004 was approximately $71.4 million, in consideration for modifying the terms of the Loan Agreement.

Issuer

The Company’s principal executive offices are at 21 Yegia Kapayim St., Petach-Tikva, Israel.

The Company is a provider of products and services for satellite-based communications networks based on very-small aperture terminals (VSATs). These small units, which attach to personal computers, enable the transmission of data, voice and images to and from certain satellites.

Item 2.     Identity and Background

This Statement is being filed by Bank Hapoalim B.M.

The Bank is a commercial bank and a public company, incorporated under the laws of Israel and maintains its principal executive office at 50 Rothschild Blvd., Tel-Aviv, Israel.

During the last five years, neither the Bank, nor, to the best of its knowledge, any of its directors or executive officers, has been: (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

This Amendment No. 2 is being filed by the undersigned in connection with an amendment dated April 1, 2004, which became effective on April 29, 2004, to the loan agreement signed between Gilat Satellite Networks Ltd. (the “Company”) and Bank Hapoalim B.M. (the “Bank”) on March 6, 2003 (the “Loan Agreement”).

In consideration for the Bank’s agreement to amend the Loan Agreement, between July 1, 2004 and June 30, 2007, the Bank will be entitled to instruct the Company to issue to the Bank or to a third party a warrant or warrants for the purchase of ordinary shares of the Company, par value NIS 0.20 per share (the “Warrant”). The maximum exercise amount that may be paid under the Warrant shall be equal to the then outstanding balance on the loan due by the Company to the Bank under the Loan Agreement, which as of March 15, 2004 was approximately $71.4 million.

The exercise price of the ordinary shares underlying the Warrant shall equal the average closing sale price of the Company’s shares, as published by the NASDAQ over the thirty (30) consecutive trading days immediately preceding the day of the notice of exercise by the Warrant holder plus 1%, however, in no event shall the per share price be less than $7.50 or in excess of $21.00 if exercised between July 1, 2004 and June 30, 2005, $30.00 if exercised between July 1, 2005 and June 30, 2006 and $40.00 if exercised between July 1, 2006 and June 30, 2007. Moreover, in the event that the Company completes a private placement investment by a third party for an amount that exceeds $20 million, at the Bank’s option, the exercise price shall be based on the same price offered in the private placement.

Once issued, the Warrant is exercisable for a thirty-day period.

The proceeds paid to the Company from the exercise of the Warrant shall be applied to reduce all future installments of the principal due to the Bank, on a pro-rata basis.

The Bank shall be entitled to require the Company to prepare a Registration Statement on Form F-3 covering a resale offering of all of the Bank’s shares in the Company including the shares underlying the Warrant. The Company shall be required to keep such registration statement effective for 36 months from the date that the Registration Statement is declared effective, other than between March 15 to June 30 of each year. In addition, until June 30, 2007, the Bank shall be entitled to require the Company to grant one “Demand Registration” with respect to shares underlying one Warrant.

Item 4.     Purpose of Transaction.

Consideration for an amendment to the Loan Agreement and conversion of debt to equity.

Item 5.     Interest in Securities of the Issuer.

(a) As of the date of this Amendment No. 2, the Bank beneficially owns 12,979,712 ordinary shares of the Company, which represents approximately 40.9% of the outstanding ordinary shares. For the purposes of this calculation, an assumed exercise price per share of $7.50 was used with respect to the shares issuable upon the Bank’s exercise of the Warrant.

Of the 12,979,712 ordinary shares of the Company beneficially owned by the Bank, 157,284 are owned by mutual funds managed by fund managers and other managing entities, all subsidiaries of the Bank. While these subsidiaries hold investment power over the securities owned by the mutual funds, the members of each mutual fund’s independent and external investment committee hold voting power over such securities. Pursuant to Israeli Law, any economic interest or beneficial ownership in any of such securities is held for the benefit of the unit holders of the mutual funds.

(b) The Bank has sole voting power over 12,822,428 ordinary shares and sole dispositive power over 12,979,712 ordinary shares. To the best knowledge of the Bank, none of its executive officers and directors presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the ordinary shares held by the Bank.

(c) Not applicable.

(d) No Person is known to have the power to direct the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares held by the Bank except for the Bank.

(e) Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Bank obtained the following holdings in the Company as a result of a debt-restructuring plan approved by the Israeli District Court in Tel Aviv. As part of the arrangement the Bank obtained the following holdings in the Company:

1) 924,430 ordinary shares of the Company in exchange for a reduction of $25.5 million of Company’s debt to the Bank (25% of the Debt).

2) $5,100,000 of the Company’s new Convertible Notes in exchange for a reduction of $5.1 million of the Company’s debt to the Bank (5% of the Debt). These notes were converted into equity as reported in Amendment No. 1.

3) In exchange for 29,700,000 4.25% Subordinated Convertible Notes due in 2005 of the Company held by the Bank, the Bank received an additional 857,413 ordinary shares of the Company and $7,064,679 principal amount of the Company’s 4.00% Convertible Notes due in 2012. These notes were converted into equity as reported in the Amendment No. 1.

On November 17, 2003, in connection with the Company’s exchange offer, the Company issued to the Bank 1,520,585 ordinary shares of the Company.

In connection with an amendment dated April 1, 2004 to the loan agreement signed between the Company and the Bank, the Bank was granted the right to receive warrants to purchase ordinary shares of the Company, par value NIS 0.20 per share, up to the then outstanding balance of the loan, which as of March 15, 2004 was $approximately 71.4 million. Based on an assumed exercise price per share of $7.50 with respect to the shares issuable upon the Bank’s exercise of the Warrant, up to 9,520,000 ordinary shares of the Company may be issued.

The Bank has appointed a member to the board of directors of the Company.

Item 7.     Materials to be Filed as Exhibits.

The following exhibits are filed herewith:

Exhibit No.	Description

1	Amendment (dated April 1, 2004) to the loan agreement signed between Gilat Satellite Networks Ltd. and Bank Hapoalim B.M.

2	Appendix A to the Amendment (dated April 1, 2004) to the loan agreement signed between Gilat Satellite Networks Ltd. and Bank Hapoalim B.M.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2004

BANK HAPOALIM B.M. BY: /S/ Dan Dankner —————————————— Dan Dankner Vice Chairman

BY: /S/ Israel Rosenberg —————————————— Israel Rosenberg Section Manager